GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

850 WINTER STREET

WALTHAM, MASSACHUSETTS 02451

TELEPHONE: (781) 890-8800        FACSIMILE: (781) 622-1622

April 7, 2014

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Jeffrey Riedler

                  Christina De Rosa

Re:	Aldeyra Therapeutics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 21, 2014
File No. 333-193204

Dear Mr. Riedler and Ms. De Rosa:

On behalf of Aldeyra Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 3, 2014 relating to the Company’s Registration Statement on Form S-1 filed on March 21, 2014 (the “Registration Statement”).

On behalf of the Company, we are also filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 4 (against the Registration Statement).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.	We note your response to our prior comment 1. We also note your disclosure in the prospectus indicating that NS2 has only been tested in healthy subjects, that you have no active INDs for any of the indications in the pipeline table and that you will have to either do additional pre-clinical work or amend your existing IND to commence further anticipated testing. In light of this disclosure, the inclusion of a pipeline table showing products in clinical phases is inappropriate. Please either eliminate the pipeline table on page 63 or substantially revise it to show each of the current indications as being in the pre-clinical stage.

April 7, 2014

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has removed the pipeline table from page 63 in Amendment No. 4.

2.	We note that you have filed a form of underwriting agreement as Exhibit 1.1 to your registration statement and that Exhibit B to Exhibit 1.1 references, but does not contain, the form of lock-up agreement. Please refile Exhibit 1.1 to include the form of lock-up agreement as an exhibit thereto.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has added the form of lock-up agreement as Exhibit B to Exhibit 1.1 which was refiled with Amendment No. 4.

*    *    *    *    *

Please do not hesitate to contact me at (781) 795-3507 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Keith J. Scherer

Keith J. Scherer Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Todd Brady, M.D., Ph.D., Aldeyra Therapeutics, Inc.
Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP